Via Facsimile and U.S. Mail
Mail Stop 6010


October 7, 2005


Mr. Harvey Kamil
Chief Financial Officer
NBTY, Inc.
90 Orville Drive
Bohemia, NY  11716

Re:	NBTY, Inc.
	Form 10-K for the fiscal year ended September 30, 2004
	File No. 1-31788

Dear Mr. Kamil:

      We have reviewed your September 9, 2005 response to our July 25, 2005 comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 23
1. Please refer to your response to prior comment one. Please explain to us why there are no deductions in your rollforward schedule of the promotional program incentive accrual. Additionally, we believe the promotional program incentive accrual rollforward schedule would be important to investors and this proposed disclosure should also be included within Management`s Discussion and Analysis.
Please revise your proposed disclosures, accordingly.

2. Please tell us the nature of the amounts charged to other accounts in the promotional program incentive accrual in fiscal year 2003.
3. Please confirm that you will include a discussion within Management`s Discussion and Analysis to disclose why you do not have the ability to track returns by fiscal period as outlined in your response dated September 8, 2005.

Liquidity and Capital Resources

EBITDA, page 36-37
4. We have read your response to prior comments two and three; however, we continue to believe that you have not met the burden of demonstrating the usefulness of any financial measure that excludes recurring items. Answer 10 in the Non-GAAP FAQ allows the use of EBITDA in certain circumstances as a liquidity measure if this measure is contained in a material debt agreement; however, it continues to state that discussion of the non-GAAP financial measure for other purposes would not be permitted. The discussion of EBITDA as a liquidity measure as it relates to your credit agreements would be allowed. Please tell us how you plan to delete EBITDA as a supplementary non-GAAP operating performance measure in your filings or provide additional supplemental information to demonstrate why these measures provide useful information to investors.

*    *    *    *

      Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing responses to our comments.

      You may contact Todd Sherman, Staff Accountant, at 202-551-
3665
or Don Abbott, Senior Accountant, at 202-551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

	Sincerely,


								Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Harvey Kamil
NBTY, Inc.
October 7, 2005
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